DICK’S SPORTING GOODS, INC.

July 8, 2025

VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Eddie Kim

Re:	DICK’S Sporting Goods
Registration Statement on Form S-4
File No. 333-288244
Request for Effectiveness

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-288244) (the “Registration Statement”) filed by DICK’S Sporting Goods, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on June 23, 2025, as amended on July 8, 2025.

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on July 10, 2025, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.

Please contact Anna Dimitrijevic of Wachtell, Lipton, Rosen & Katz at (212) 403-1110 or adimitrijevic@wlrk.com with any questions you may have concerning this letter or if you require additional information. Please notify Ms. Dimitrijevic when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

By:	/s/ Elizabeth Baran
Name: Title:	Elizabeth Baran Senior Vice President, General Counsel & Corporate Secretary DICK’S Sporting Goods, Inc.

cc:
Brandon C. Price, Wachtell, Lipton, Rosen & Katz
Anna Dimitrijevic, Wachtell, Lipton, Rosen & Katz